SEC FILE NUMBER
0-32041

CUSIP NUMBER
17461R 10 6

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
CITIZENS FIRST BANCORP, INC.

Full Name of Registrant

Former Name if Applicable

525 Water Street

Address of Principal Executive Office (Street and Number)
Port Huron, Michigan 48060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant cannot timely file its quarterly report on form 10-Q.
On April 30, 2010, the Michigan Office of Financial and Insurance Regulation closed CF Bancorp (the “Bank”), which is a wholly owned banking subsidiary of Citizens First Bancorp, Inc. (the “Company”), and the Federal Deposit Insurance Corporation (“FDIC”) was named as the receiver of the Bank. The Company’s principal asset is the capital stock it owns in the Bank. As a result of the closure of the Bank, the Company has minimal remaining assets.
As the direct owner of all of the capital stock of the Bank, the Company would be entitled to the net recoveries, if any, following the liquidation or sale of the Bank or its assets by the FDIC. However, at this time, the Company does not believe that any recovery will be realized. Accordingly, the Company’s common stock is likely to be of no value.
The Company has no employees. The Company’s independent public accountants have resigned.
The Company is currently evaluating its options for winding down the affairs of the Company.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Martin D. Werner, Esq.	419	321-1395
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the period ended September 30, 2009 and the restated Form 10-Q for the period ended June 30, 2009

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 30, 2010, the Michigan Office of Financial and Insurance Regulation closed CF Bancorp (the “Bank”), which is a wholly owned banking subsidiary of Citizens First Bancorp, Inc. (the “Company”), and the Federal Deposit Insurance Corporation (“FDIC”) was named as the receiver of the Bank. The Company’s principal asset is the capital stock it owns in the Bank. As a result of the closure of the Bank, the Company has minimal remaining assets.

The Company is currently evaluating its options for winding down the affairs of the Company.

CITIZENS FIRST BANCORP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2010	By:	/s/ Marshall J. Campbell

Marshall J. Campbell,
Chairman, President and Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).